Contact:
Bo Yu Chief Executive Officer China Fortune Acquisition Corp. 86-21-5049-1188

FOR IMMEDIATE RELEASE

CHINA FORTUNE ACQUISITION CORP.
COMPLETES INITIAL PUBLIC OFFERING

Shanghai, China, July 23, 2007 - China Fortune Acquisition Corp. (OTC Bulletin Board: CFAUF) announced today that it has completed its initial public offering of 9,375,000 units. Each unit consists of one ordinary share and one warrant. The units were sold at an offering price of $8.00 per unit, generating gross proceeds of $75,000,000 to the Company. EarlyBirdCapital, Inc. acted as representative of the underwriters for the initial public offering. A copy of the prospectus may be obtained from EarlyBirdCapital, Inc., 275 Madison Avenue, New York, New York 10016.

The Company also announced the simultaneous consummation of the private sale of 250,000 units at a price of $8.00 per unit generating total proceeds of $2,000,000. The units were purchased by Bo Yu, the Company’s chairman of the board and chief executive officer. The private units purchased by this individual are identical to the units that were offered in the initial public offering except that if the Company calls the warrants for redemption, the warrants underlying the private units may be exercisable on a cashless basis so long as such warrants are held by Mr. Yu or his affiliates. Mr. Yu has agreed that the securities will not be sold or transferred by him until after the Company has completed a business combination.

Of the proceeds received from the consummation of the initial public offering and private sale, $72,375,000(or approximately $7.72 per share sold in the initial public offering) was placed in trust. Audited financial statements as of July 23, 2007 reflecting receipt of the proceeds upon consummation of the initial public offering and private sale have been issued by the Company and will be included as Exhibit 99.1 to a Current Report on Form 6-K filed by the Company with the Securities and Exchange Commission.

China Fortune Acquisition Corp. is a newly formed blank check company organized for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, an operating business, or control of such operating business, through contractual arrangements, that has its principal operations located in the People’s Republic of China.

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